Commerz Markets LLC

(A wholly owned subsidiary of Commerzbank AG)

Statement of Financial Condition

December 31, 2023

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SEC FILE NUMBER
8-49647

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2023 (MM/DD/YY) AND ENDING 12/31/2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Commerz Markets LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

225 Liberty Street
(No. and Street)

New York	New York	10281-1050
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Yoko Hubley	212-266-7525	yoko.hubley@commerzbank.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

RSM US LLP
(Name – if individual, state last, first, and middle name)

151 West 42nd Street	New York	New York	10036
(Address)	(City)	(State)	(Zip Code)

09/24/03	49
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Yoko Hubley_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Commerz Markets LLC_____, as of 12/31_____, 2 023___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



Signature: _____

Title: _____
Chief Financial Officer

ANDREA LOPEZ
Notary Public-State of New York
No. 01LO6166227
Qualified in New York County
Commission Expires May 21, 2027

_____ 2/22/2024
Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Commerz Markets LLC
(A wholly owned subsidiary of Commerzbank AG)
Index
December 31, 2023



Report of Independent Registered Public Accounting Firm

Member and the Board of Managers
Commerz Markets LLC

Opinion on the Financial Statement
We have audited the accompanying statement of financial condition of Commerz Markets LLC
(the Company) as of December 31, 2023, and the related notes (collectively, the financial statement). In
our opinion, the financial statement presents fairly, in all material respects, the financial position of
the Company as of December 31, 2023, in conformity with accounting principles generally accepted in
the United States of America.

Basis for Opinion
This financial statement is the responsibility of the Company's management. Our responsibility is to
express an opinion on the Company's financial statement based on our audit. We are a public accounting
firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are
required to be independent with respect to the Company in accordance with U.S. federal securities laws
and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that
we plan and perform the audit to obtain reasonable assurance about whether the financial statement is
free of material misstatement, whether due to error or fraud. The Company is not required to have, nor
were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit
we are required to obtain an understanding of internal control over financial reporting but not for the
purpose of expressing an opinion on the effectiveness of the Company's internal control over financial
reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial
statement, whether due to error or fraud, and performing procedures that respond to those risks. Such
procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the
financial statement. Our audit also included evaluating the accounting principles used and significant
estimates made by management, as well as evaluating the overall presentation of the financial statement.
We believe that our audit provides a reasonable basis for our opinion.

RSM US LLP

We have served as the Company's auditor since 2015.

New York, New York
February 29, 2024

THE POWER OF BEING UNDERSTOOD
AUDIT | TAX | CONSULTING

Commerz Markets LLC
(A wholly owned subsidiary of Commerzbank AG)
Statement of Financial Condition
December 31, 2023

(dollars in thousands)

Assets		
Cash	$	3,734
Securities purchased under agreements to resell segregated under federal and other regulations		17,737
Securities purchased under agreements to resell		9,012,080
Deposits with clearing organizations		5,634
Receivable from broker-dealers and clearing organizations		14,378
Receivable from customers		32,352
Financial instruments owned, at fair value (none pledged as collateral)		1,418
Accrued interest and dividends receivable		29,313
Accounts receivable and other assets		2,327
Total assets	$	9,118,973
Liabilities and Member's Equity		
Liabilities		
Securities sold under agreements to repurchase	$	8,760,248
Payable to broker-dealers and clearing organizations		88,089
Payable to customers		195
Accrued interest and dividends payable		24,537
Accounts payable, accrued expenses and other liabilities		7,005
Total liabilities		8,880,074
Member's equity		238,899
Total liabilities and member's equity	$	9,118,973

The accompanying notes are an integral part of this statement of financial condition.

Commerz Markets LLC
(A wholly owned subsidiary of Commerzbank AG)
Notes to Statement of Financial Condition
December 31, 2023

1.   **Organization and Nature of Business**

Commerz Markets LLC (the "Company") is a registered broker and dealer under the Securities Exchange Act of 1934. The Company is a limited liability company and a wholly owned subsidiary of Commerzbank AG (the "Parent" or "Member"), a financial institution organized under the laws of the Federal Republic of Germany. The Company is a member of the Financial Industry Regulatory Authority ("FINRA") and Securities Investor Protection Corporation.   The U.S. dollar ($) is the functional currency of the Company.

The Company self-clears and acts as a broker and/or dealer in corporate debt securities and government securities. It also engages in financing transactions, which are collateralized by corporate debt securities and government securities. Additionally, the Company provides investment banking services in connection with corporate transactions and provides custody services to the Parent.

2.   **Significant Accounting Policies**

a.   **Basis of Financial Information**
The financial statements are prepared in conformity with the accounting principles generally accepted in the United States of America, which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial condition. Actual results could differ from those estimates.

b.   **Cash and Cash Equivalents**
Cash and cash equivalents may consist of cash and highly liquid investments with original maturities of less than three months. As of December 31, 2023, only cash was held.

c.   **Financial Instruments owned and sold, not yet purchased at Fair Value**
Customers buy and sell securities through the Company on a principal or agency basis. Principal transactions with customers or other counterparties are recognized on trade date and are carried at fair value in financial instruments owned and financial instruments sold, not yet purchased.

d.   **Fair Value Measurements**
The Financial Accounting Standards Board ("FASB") Accounting Standards Codification (the "Codification" or "ASC") 820 *Fair Value Measurement* defines fair value, establishes a framework for measuring fair value, and establishes a hierarchy of fair value inputs. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of the principal market, the most advantageous market. Valuation techniques that are consistent with the market, income, or cost approach, as specified by ASC 820 *Fair Value Measurement*, are used to measure fair value. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three levels:

Level 1:   Unadjusted quoted prices in active markets for identical assets or liabilities that the Company can access at the measurement date.

3

Commerz Markets LLC
(A wholly owned subsidiary of Commerzbank AG)
Notes to Statement of Financial Condition
December 31, 2023

Level 2:   Inputs other than quoted prices included within Level 1 that are observable for the asset or liability either directly or indirectly.

Level 3:   Unobservable inputs for the asset or liability.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. In valuing its positions, when applicable, the Company uses listed market prices for exchange traded securities and prices quoted by independent brokers and dealers for U.S. government and other over-the-counter securities.

e.   Resale and Repurchase Agreements
Securities sold under agreements to repurchase (repurchase agreements) and securities purchased under agreements to resell (reverse repurchase agreements) are treated as short-term collateralized financing transactions, which are collateralized by U.S. government, foreign government and corporate debt securities and are carried at their contractual amounts. The Company's policy is to obtain possession of collateral with a market value equal to or in excess of the principal amount loaned under the resale agreement. The Company manages its risk by calculating the market value daily, with additional collateral obtained or refunded as appropriate. Reverse repurchase agreements and repurchase agreements with the same counterparty and maturity are presented net in the statement of financial condition when the terms of the agreements permit netting under ASC 210-20 *Offsetting*. Interest on reverse repurchase agreements and repurchase agreements is recorded on the accrual basis and is reported as part of accrued interest and dividends receivable and accrued interest and dividends payable, respectively.

f.   Collateral
At December 31, 2023, the estimated fair values of collateral received that could be sold or repledged by the Company before reflecting the $1.8 billion netting under ASC 210-20 *Offsetting* are $10.7 billion, and the estimated fair values of the portions of collateral received that have been sold or repledged by the Company before reflecting the $1.8 billion netting under ASC 210-20 *Offsetting* are $10.5 billion (Note 6).

g.   Underwriting Fees
Underwriting fees represent gross underwriting fees earned from securities offerings in which the Company acts as an underwriter of corporate debt or equity securities. Fees are recorded on trade date which is the date the underwriter purchases the securities and the performance obligation for the transaction is satisfied under the terms of each engagement.

h.   Commissions and Fees
Commission and fee income includes brokerage commission, revenue sharing, advisory fees, and fees earned for custody services provided. Commission income and commission expenses on agency transactions are recorded on trade date with payment upon monthly billing. Revenue sharing income and expenses for sales effort made in conjunction with investment banking activities are recorded when the performance obligation is satisfied by a principal syndicate member. Advisory fees are recorded when services to be performed under the terms of the engagement are substantially completed and the amount of the fee is determinable. Fees for custody services are charged to customers monthly in one of two ways: either the end of period net asset value and transaction activity or as a flat fee. Fees generated in relation to a specific

Commerz Markets LLC
(A wholly owned subsidiary of Commerzbank AG)
Notes to Statement of Financial Condition
December 31, 2023

transaction or project are recognized at the completion of the transaction or project when the performance obligation is satisfied.

i. Service Related Activities

Revenues and expenses for service related activities with affiliates are recognized as provided and recorded at each month end under the terms of each service level agreement. Payments are made as a part of the monthly intercompany billing process.

j. Translation of Foreign Currencies

End of period exchange rates are used to translate foreign currency balances and financial instruments denominated in foreign currencies. Transactions denominated in foreign currencies that affect the statement of income are translated at the rate in effect at the date of the transaction.

k. Income Taxes

The Company is a single member limited liability company. It has not elected to be treated as a corporation for tax purposes. Its tax status is therefore considered to be that of a disregarded entity. As such, the results of the Company's operations are included in the U.S. federal, state, and local income tax returns of Commerzbank AG New York Branch (the "Branch"). The years after 2019 remain open for federal audit. The Company has no uncertain tax positions through December 31, 2023.

l. Employee Compensation and Benefits

The Company participates in several retirement plans sponsored and administered by the Branch (Note 12). As a result, the Company accounts for its participation in these plans in a manner similar to that of participation in multiemployer benefit plans. This requires recognition of the cost of participation in the plan during the year and does not require recognition of the Company's share of the net obligation of the plans sponsored by the Branch. The cost that is recognized by the Company is an allocation of total Branch retirement benefit cost, based on the Company's share of total participants in the plan. The costs of these plans are charged to the Company as staff-related costs.

m. Legal Fees

The Company makes an estimate for legal fees, which are accrued at the time when the Company becomes aware of the claim.

n. Credit Losses

ASC 326 *Financial Instruments - Measurement of Credit Losses on Financial Instruments* requires the application of the current expected credit loss methodology for the measurement of credit losses on financial assets measured at amortized cost basis.

Under this standard, the Company applied the practical expedient provided to collateralized agreements secured by collateral maintenance provisions. The practical expedient may be elected for contracts when the counterparty is contractually obligated to continue to fully replenish the collateral to meet the requirements of the contract and the Company reasonably expects the counterparty to continue to replenish the collateral.

As such, under the collateral maintenance provision practical expedient, the Company compares the contract value with the fair value of the collateral at the reporting date. When the fair value of the collateral is equal to or exceeds the contract value of the financial asset and the

Commerz Markets LLC
(A wholly owned subsidiary of Commerzbank AG)
Notes to Statement of Financial Condition
December 31, 2023

Company reasonably expects the counterparty to continue to replenish the collateral as necessary to meet the requirements of the contract, the practical expedient permits the Company to consider that the expectation of nonpayment of the contract value is zero. When the fair value of the collateral is less than the contract value of the financial assets, and the Company reasonably expects the counterparty to continue to replenish the collateral as necessary to meet the requirements of the contract, the Company establishes an allowance for credit losses for the unsecured amount of the contract value. The allowance for credit losses on the financial asset is limited to the difference between the fair value of the collateral at the reporting date and the contract value of the financial assets.

As a result of the above application, no allowance for credit losses has been made by the Company for these financial assets at December 31, 2023.

o.   **New Accounting Pronouncements**

In November 2023, the FASB amended the disclosure of segment information (*ASC 280 - Segment Reporting)*. The amendments are to improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. The amendments are effective after March 2025 if applicable to the company. The company is in process of assessing the impacts on the Company's financial statements.

In October 2023, the FASB issued the amendments to modify the disclosure or presentation requirements of a variety of topics. The amendment was issued to incorporate into the Codification 14 of the 27 disclosures referenced by the Securities and Exchange Commission ("SEC") and will only become effective if the SEC removes the related disclosure or presentation requirement from its existing regulations by June 30, 2027. The effective date for each amendment will be the date on which the SEC's removal of that related disclosure. The amendment is not expected to significantly affect the Company's financial statements.

In June 2022, the FASB amended accounting principles related to fair value measurement (ASC 820 *Fair Value Measurement*). The amendment clarified the requirements when measuring the fair value of an equity security subject to contractual restrictions and introduced new disclosure requirements. The amendment which is effective in 2024 is not expected to significantly affect the Company's financial statements.

3.   **Related Party Transactions**

The Company engages in transactions with the Parent and its affiliates in the ordinary course of its business.

The Company also provides service related activities to the Parent and its affiliates, including chaperone services for trades between the Parent and their US clients under the exemption of certain foreign broker or dealers (Rule 15a-6) of the SEC. The chaperoned transactions do not need to be included in the Company's statement of financial condition. However, the Company may be exposed to settlement risk for non-performance of obligation which are reported as fails in the Company's statement of financial condition. Because of these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions amongst wholly unrelated parties.

Commerz Markets LLC
(A wholly owned subsidiary of Commerzbank AG)
Notes to Statement of Financial Condition
December 31, 2023

The Company owns no fixed assets. Fixed assets are owned by the Branch which charges the Company for its allocated usage.

The Company meets a portion of its short-term financing requirements through borrowings and repurchase agreements with affiliates. The Company has an uncollateralized and uncommitted line of credit totaling €2.5 billion (equivalent to $2.8 billion as of December 31, 2023) with Commerzbank AG Grand Cayman Branch for which it pays no fees (Note 4). In addition, the Company has subordinated borrowings with an affiliate (Note 13).

The Company has been provided with a letter of comfort from the Parent whereby the Parent will ensure that the Company is able to meet its contractual liabilities, except in the case of political risks. The term political risk refers to complications the Company may face as a result of political decisions, political and/or regulatory instability, embargos or other changes due to non-market factors.

The Company's related party assets and liabilities at December 31, 2023 are as follows:

(dollars in thousands)

Assets	
Cash	$ 1,077
Securities purchased under agreements to resell	8,219,861
Receivable from customers	32,352
Accrued interest and dividends receivable	26,300
Accounts receivable and other assets	585
Liabilities	
Securities sold under agreements to repurchase	1,428,724
Payable to customers	195
Accrued interest and dividends payable	8,292
Accounts payable, accrued expenses and other liabilities	2,313

4. **Short-Term Bank Loan**

At December 31, 2023, the Company has an uncollateralized and uncommitted line of credit totaling €2.5 billion (equivalent to $2.8 billion as of December 31, 2023) with Commerzbank AG Grand Cayman Branch. Under this arrangement, the Company had no outstanding uncollateralized borrowing at December 31, 2023.

5. **Fair Value of Assets and Liabilities**

In accordance with ASC 820 *Fair Value Measurement*, the Company groups its financial assets and financial liabilities measured at fair value into three levels based on markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value.

At December 31, 2023, Level 1 securities consist of U.S. government securities that are traded by broker or dealers in active over-the-counter markets.

At December 31, 2023, there were no Level 2 securities.

Commerz Markets LLC
(A wholly owned subsidiary of Commerzbank AG)
Notes to Statement of Financial Condition
December 31, 2023

At December 31, 2023, the Level 3 security consists of an equity investment in a clearing organization that is not traded in the public market (Note 11).

The fair value hierarchy for assets and liabilities measured at fair value on a recurring basis as of December 31, 2023 is as follows:

(dollars in thousands)

	Fair Value Measurements at Reporting Date Using			
Description	Quoted Prices in Active Markets For Identical Instruments (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Assets				
Securities purchased under agreements to resell segregated under federal and other regulations	$ 17,737	$ -	$ -	$ 17,737
Financial instruments owned, at fair value	-	-	1,418	1,418

The fair value hierarchy for assets and liabilities not carried at fair value as of December 31, 2023 is as follows:

(dollars in thousands)

Description	Carrying Value	Fair Value	Level 1	Level 2	Level 3
Assets					
Cash	$ 3,734	$ 3,734	$ 3,734	$ -	$ -
Securities purchased under agreements to resell	9,012,080	9,012,080	-	9,012,080	-
Deposits with clearing organizations	5,634	5,634	-	5,634	-
Receivable from broker-dealers and clearing organizations	14,378	14,378	-	14,378	-
Receivable from customers	32,352	32,352	-	32,352	-
Liabilities					
Securities sold under agreements to repurchase	$ 8,760,248	$ 8,760,248	$ -	$ 8,760,248	$ -
Payable to broker-dealers and clearing organizations	88,089	88,089	-	88,089	-
Payable to customers	195	195	-	195	-

The fair values of other financial assets and liabilities not carried at fair value are considered to be approximate to their carrying amounts because they have limited counterparty credit risk and are short-term, replaceable on demand, or bear interest at market rates. There were no transfers between levels of the fair value hierarchy during the year.

Commerz Markets LLC
(A wholly owned subsidiary of Commerzbank AG)
Notes to Statement of Financial Condition
December 31, 2023

6.   Securities Finance

The Company enters into reverse repurchase agreements and repurchase agreements to facilitate and accommodate customers' financing needs. The Company manages credit exposure arising from such transactions by entering into master netting agreements and collateral agreements with counterparties that provide the Company the right to net a counterparty's rights and obligations under such agreement and liquidate and setoff collateral against the net amount owed by the counterparty in case of a default, insolvency, or bankruptcy.

The following table presents information about the offsetting of these instruments and related collateral amounts as of December 31, 2023:

(dollars in thousands)

	Gross Amounts	Amounts Offset in the Statement of Financial Condition	Net Amounts Presented in the Statement of Financial Condition	Financial Collateral Not Offset in the Statement of Financial Condition	Net Exposure
Assets					
Securities purchased under agreements to resell	$ 10,782,925	$ (1,770,845)	$ 9,012,080	$ (8,875,890)	$ 136,190
Liabilities					
Securities sold under agreements to repurchase	$ 10,531,093	$ (1,770,845)	$ 8,760,248	$ (8,672,711)	$ -

The following table presents information about the disaggregation of the gross obligation and remaining contractual tenor for repurchase agreements as of December 31, 2023:

(dollars in thousands)

	Overnight and Continuous	Up to 30 days	30-90 days	Total
Securities sold under agreements to repurchase				
U.S. government obligations	$ 7,660,328	$ 924,285	$ 1,762,548	$ 10,347,161
Foreign Government securities	72,268	1,117	43,076	116,461
Corporate debt securities	15,615	16,516	35,340	67,471
Total borrowings	$ 7,748,211	$ 941,918	$ 1,840,964	$ 10,531,093

There were no significant changes in the fair value of the collateral pledged arising from default risk due to the short-term nature of the repurchase agreements.

Commerz Markets LLC
(A wholly owned subsidiary of Commerzbank AG)
Notes to Statement of Financial Condition
December 31, 2023

7.   Deposits with Clearing Organizations

Deposits with clearing organizations include cash deposited with clearing organizations to meet their margin requirements.

8.   Receivable From and Payable to Broker-Dealers and Clearing Organizations

At December 31, 2023, receivable from and payable to broker-dealers and clearing organizations consists of the following:

(dollars in thousands)

Receivable from broker-dealers and clearing organizations		
Securities failed to deliver	$	10,838
Clearing organizations		3,540
	$	14,378
Payable to broker-dealers and clearing organizations		
Securities failed to receive	$	43,709
Clearing organizations		44,380
	$	88,089

9.   Receivable From and Payable to Customers and Noncustomers

Receivables from and payables to customers and noncustomers include receivables from securities failed to deliver and payables on securities failed to receive transactions, amounts due on margin and cash transactions.

10.   Revenue from Contracts with Customers

The Company has determined that all of its performance obligations have been satisfied and there were no contracts with remaining performance obligations outstanding at December 31, 2023.

11.   Trading Activities

The Company's trading activities are both customer-driven and market-making in nature. Its activities include domestic and international brokerage.

At December 31, 2023, financial instruments owned represent a shareholding in a clearing organization:

(dollars in thousands)	Financial Instruments Owned
Equities	$ 1,418

Commerz Markets LLC
(A wholly owned subsidiary of Commerzbank AG)
Notes to Statement of Financial Condition
December 31, 2023

Financial instruments sold, not yet purchased, represent obligations of the Company to deliver the financial instruments at contracted prices. These transactions may result in off-balance sheet market risk, as the Company's eventual obligation to satisfy these sales could exceed the amount recognized in the statement of financial condition.

12.   Employee Compensation and Benefits

The Company participates in the Branch's employee retirement plans, the retirement saving account and the 401 (k) plan. Substantially all employees of the Company participate in the retirement saving account and the 401 (k) plan. Employee contributions to the 401 (k) plan are matched up to a specified limit. The Company also has defined benefit pension plans. These defined benefit pension plans are no longer offered to employees but have an impact to the Company's statement of financial condition due to valuation results.

The Company also participates in the Commerzbank AG Share Awards ("Share Awards"). Share Awards are granted to eligible employees in lieu of cash when the cash amount of individual bonus exceeds a certain threshold. A Share Award is an unfunded promise to pay in cash an amount equal to a certain number of shares of Commerzbank AG shares, provided the stipulated requirements have been met. Eligible employees will also receive dividend and subscription rights in cash equivalents to the extent dividends are paid and subscription rights are granted to common stock shareholders of Commerzbank AG shares during the vesting period. Since the arrangement is settled in cash, it is classified as a liability award.

Details of the outstanding Share Awards, are as follows:

Date of Grant	Term	Price at Grant Date	Shares Granted	Unvested Shares at December 31, 2022	Vested Shares	Adjusted/ Forfeited Shares	Unvested Shares at December 31, 2023
March 2020	Long	6.11	16,515	16,515	-	-	16,515
March 2022	Long	8.46	14,030	14,030			14,030
March 2022	Short	8.46	21,043	21,043	(21,043)		-
March 2023	Long	10.24	23,382	-	-	-	23,382
March 2023	Short	10.24	18,138	-	-	-	18,138

Payment for short-term Shares Awards are payable thirteen months after the date of grant based on average closing price on all trading days in the month of March. Payment for long-term Share Awards granted in 2020 and 2022 are payable four years and seven months after the date of grant based on average closing price on all trading days in the month of September. Payment for long-term Share Awards granted in 2023 are payable five years and seven months after the date of grant based on average closing price on all trading days in the month of September.

The compensation expense for Share Awards is recorded ratably over the service period and adjusted accordingly to changes in the Share Award's fair value. At December 31, 2023, accrued compensation relating to the Share Awards was $0.5 million. At December 31, 2023, $0.2 million of unrecognized compensation costs relating to the Share Awards remain to be amortized over the service periods.

Commerz Markets LLC
(A wholly owned subsidiary of Commerzbank AG)
Notes to Statement of Financial Condition
December 31, 2023

In addition to the above plans, the Company participates in short-term and long-term cash-based bonus programs for employees which are granted in the month of March. Payment for short-term cash-based bonus are payable in the same month as of the grant date. Payment for long-term cash bonus granted in 2020 and 2022 are payable three years and eight months after the date. Payment for long-term cash bonus granted in 2023 is payable four years and eight months after the date.

The Company's bonus programs as defined in the Commerzbank Incentive Plan (CIP-US Plan provisions) are aligned with the remuneration system of the Parent.

13. Subordinated Borrowings

The Company has a revolving subordinated credit agreement for $450 million with Commerzbank AG Grand Cayman Branch with a scheduled maturity date of April 15, 2026. The subordinated credit agreement provides for interest on outstanding borrowings to be determined as of the date of the borrowings, which should be the market interest rate plus 60 basis points. As of December 31, 2023, the Company has no outstanding subordinated borrowings against this credit agreement.

The revolving subordinated credit agreement has been approved by FINRA for use by the Company in computing its net capital under the Uniform Net Capital Rule (Rule 15c3-1) of the SEC. The borrowings may not be repaid if such repayment would cause the Company to fail to maintain minimum regulatory capital.

14. Commitments and Contingencies

There are certain legal, regulatory and arbitration matters pending against the Company arising out of its normal business operations. Management believes that no such action could reasonably be expected to have a material adverse effect on the Company's financial position.

An affiliate has entered into long-term lease agreements to rent office space, a portion of which is made available to the Company as part of a service agreement.

In the normal course of business, the Company enters into underwriting transactions. At December 31, 2023, there was no open contractual commitment relating to underwriting transactions.

At December 31, 2023, the Company has a commitment to enter into reverse repurchase agreements with Fixed Income Clearing Corporation under the term of their Capped Contingency Liquidity Facility for $45.8 million.

At December 31, 2023, the Company has commitments to purchase U.S. government securities under reverse repurchase agreements with notional amounts of $0.9 billion. The Company also has commitments to sell U.S. government securities under repurchase agreements with notional amount of $1.6 billion.

15. Off-Balance Sheet Risk, Concentration of Credit Risk, and Certain Other Risks and Uncertainties

Credit Risk

The Company's trading activities expose it to credit risk. This risk arises from the possibility that the counterparty to a transaction might fail to perform according to its contractual commitment, and the collateral in the transaction would be insufficient to cover the commitment.

Commerz Markets LLC
(A wholly owned subsidiary of Commerzbank AG)
Notes to Statement of Financial Condition
December 31, 2023

The majority of the Company's transactions, and consequently its credit exposure, are with other broker-dealers, banks and financial institutions. The risk of default depends on the creditworthiness of the counterparty. The Company seeks to control credit risk by following an established credit approval process, monitoring credit limits, and requiring adequate collateral levels.

In the event of a default by a counterparty, the Company would look to collateral available under the transaction. Reverse repurchase agreements and securities borrowing arrangements can result in exposure in the event of counterparty nonperformance. To mitigate this risk, and in accordance with industry practice, the Company takes possession of collateral under reverse repurchase and securities borrowed transactions. The fair value of collateral is monitored daily in relation to the related receivable (including accrued interest), and additional collateral is obtained when necessary to adequately collateralize the receivable.

The Company's customer activities also expose it to credit risk. These activities involve the execution, settlement, and financing of customer securities transactions, primarily for institutional customers. These transactions may be on a cash, margin, or delivery versus payment basis. The Company requires customers to maintain collateral in compliance with regulatory and internal guidelines. In the event of customer nonperformance, the Company may suffer a loss if the fair value of the securities in the transaction is not sufficient to satisfy the contractual amount of the transaction. This risk exists for all customer transactions during the settlement period and for margin customers thereafter.

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties, and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet been made.

Market Risk
Market risk is the potential loss the Company may incur as a result of changes in the market value of a particular instrument. All financial instruments, including derivatives and short sales, are subject to market risk. The Company's exposure to market risk is determined by a number of factors, including the size, duration, composition and diversification of positions held, the absolute and relative levels of interest rates, and foreign currency exchange rates, as well as market volatility and illiquidity. A significant factor influencing the overall level of market risk to which the Company is exposed is its use of hedging techniques to mitigate such risk. The Company manages market risk by setting risk limits and monitoring the effectiveness of its hedging policies and strategies.

Market risk also covers the liquidity risk, where the main tasks range from identifying, measuring, monitoring and reporting on economic liquidity risks with conceptual challenges regarding liquidity risk management. The impact of entity-specific and market-related events with regard to the Company's liquidity position is analyzed by determining a wide range of applied stress scenarios on the basis of the internal liquidity risk model.

Operational Risk
As a major intermediary in the financial markets, the Company is directly exposed to market risk and credit risk, which arise in the normal course of its business activities. Less direct, but of critical importance, are risks pertaining to operational and back-office support. This is particularly the case in a rapidly changing and increasingly global environment with increasing transaction volumes and an expansion in the number and complexity of products in the marketplace. Such risks include but are not limited to:

Commerz Markets LLC
(A wholly owned subsidiary of Commerzbank AG)
Notes to Statement of Financial Condition
December 31, 2023

- Operational/Settlement Risk — the risk of financial and opportunity loss and legal liability attributable to operational problems such as inaccurate pricing of transactions, untimely trade execution, clearance and/or settlement, or the inability to process large volumes of transactions.

- Technological Risk — the risk of loss attributable to technological limitations and hardware failure that constrain the Company's ability to gather, process and communicate information efficiently and securely, without interruption, with customers, and in the markets where the Company participates. In addition, the Company must continue to address the technological implications that will result from regulatory and market changes.

- Legal/Documentation Risk — the risk of loss attributable to deficiencies in the documentation of transactions (such as trade confirmations) and customer relationships (such as master netting agreements), or errors that result in noncompliance with applicable legal and regulatory requirements.

- Financial Control Risk — the risk of loss attributable to limitations in financial systems and controls; strong financial systems and controls ensure that assets are safeguarded, that transactions are executed in accordance with management's authorization, and that financial information utilized by management and communicated to external parties, creditors and regulators is free of material errors.

16. **Regulatory Requirements**

As a registered broker and dealer in securities, the Company is subject to the rules and regulations of the SEC. In connection with the SEC's Customer Protection Rule (Rule 15c3-3), $17.7 million of U.S. government securities have been segregated in a special reserve bank account for the exclusive benefit of customers at December 31, 2023.

The Company is also subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1). The Company has elected to compute its net capital under the "alternative method" permitted by the rule. Under the alternative method, net capital (as defined) must exceed the greater of $1 million or 2% of aggregate debit balances arising from customer transactions (as defined by Rule 15c3-3). The Company had $32.4 million aggregate debit balances arising from customer transactions at December 31, 2023. At December 31, 2023, the Company's net capital was $207.0 million and was $206.0 million in excess of its required capital of $1 million.

17. **Subsequent Events**

The Company has performed an evaluation of subsequent events through February 29 ,2024, which is the date the statement of financial condition was issued. There have been no other subsequent events that would require recognition or disclosure in the statement of financial condition at December 31, 2023.